FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2007

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: August 16, 2007	/s/ Ron Little Name: Ron Little Title: CEO

For Immediate Release

For Immediate Release
August 14, 2007

Essakane Project Mining Permit Process Underway

Additional $15M commitment for project development

Orezone Resources Inc. (OZN: TSX, AMEX) and Gold Fields Ltd (GFI: NYSE, JSE, DIFX) are pleased to announce that the Environmental and Socio-economic Impact Assessment (ESIA) report for the Essakane Project has been submitted to the Burkina Faso Minister of Environment. This starts a three month approval process of the environmental plan required for the award of a Mining Permit. The ESIA was developed by Knight Piésold (South Africa) and RePlan (Canada).

In addition, a budget of US$15.6 million was approved by Gold Fields on behalf of the project, to finance activities until the end of December 2007. During this period it is planned to: submit a Detailed Feasibility Study (DFS) to the Burkinabe authorities, complete a forty percent detailed engineering design of Essakane mine facilities and infrastructure, consult with affected Essakane communities on potential development of a mining project as well as establishing a Mining Convention with the government.

The Bankable Feasibility Study (BFS) undertaken by Gold Fields is being finalized, the results of which will be disclosed after review by Orezone. This is expected to occur within the next thirty days.

It is expected that a decision to commence development will be made before the end of the year when all the parameters, including the mining permit and Convention terms, as well as costs of the Essakane project, have been finalized.

For further information please contact:

Ron Little President & CEO rlittle@orezone.com	Niel Marotta Vice President Corporate Finance nmarotta@orezone.com
Telephone: (613) 241-3699	Toll Free: (888) 673-0663

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.